Exhibit 12.1
COINSTAR, INC.
Computation of Ratio of Earnings to Fixed Charges
(in thousands of dollars)

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
Earnings (1)	32,792	(29,897)	31,695	37,120	30,360	31,128
Fixed Charges:
Interest expenses including amortization of deferred financing costs	16,226	17,069	15,748	12,916	6,271	1,668
Assumed interest component of rental expenses (2)	3,907	3,300	3,036	3,630	1,617	486

Total fixed charges	20,133	20,369	18,784	16,546	7,888	2,154

Adjusted earnings (loss)	52,925	(9,528)	50,479	53,666	38,248	33,282

Ratio of earnings to fixed charges	2.63	—	2.69	3.24	4.85	15.45

Deficiency of earnings to fixed charges	—	(29,897)	—	—	—	—

(1)	Earnings represent pre-tax income (loss) from continuing operations before adjustments for minority interests in consolidated subsidiaries or income (loss) from equity investees plus distributed income of equity investees.

(2)	Estimated as one-third of operating lease expense.